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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 15
THE MIDDLEBY CORPORATION (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
596278101 (CUSIP Number)
Nathaniel Sack, Seyfarth Shaw LLP 55 E. Monroe St., Suite 4200 Chicago, Illinois 60603-5803 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 7, 2004 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.            596278101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WHITMAN IRREVOCABLE TRUST (f/k/a William F. Whitman, Jr. Declaration of Trust)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization USA

Number of Shares		7.	Sole Voting Power 1,738,974*
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 1,738,974*

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,738,974*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 18.8%

14.	Type of Reporting Person (See Instructions) OO

*
Includes shares beneficially owned by an Irrevocable Trust whose beneficiary is the spouse of the Reporting Person's grantor.

  CUSIP No.            596278101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THOMAS C. DANZIGER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization USA

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 1,738,974**
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 1,738,974**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,738,974**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒***

13.	Percent of Class Represented by Amount in Row (11) 18.8%

14.	Type of Reporting Person (See Instructions) IN

**
Includes certain shares deemed to be beneficially owned by reporting person as Trustee of two Irrevocable Trusts.

***
Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Reporting Person disclaims beneficial ownership of the securities reported in this Schedule 13D.

Item 1. Security and Issuer.

        This Amendment to this statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock") of The Middleby Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 1400 Toastmaster Drive, Elgin, Illinois 60120.

Item 2. Identity and Background.

(a)—(c)    This Schedule 13D is being filed by a group consisting of the following:

  (i)
  Whitman Irrevocable Trust (f/k/a the William F. Whitman, Jr. Declaration of Trust (the "Irrevocable Trust"); and

  (ii)
  Thomas C. Danziger, and individual, as sole trustee of the Irrevocable Trust ("Trustee").

        The above are collectively referred to as the "Reporting Persons."

        The principal business address of the Reporting Persons is c/o The Middleby Corporation, 1400 Toastmaster Drive, Elgin, Illinois 60120.

        Trustee is the sole trustee of the Trust. Trustee's present principal occupation is attorney. Trustee's business address is Danziger & Danziger, 405 Park Avenue, New York, New York 10022.

        (d)   During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)   During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Trustee is a citizen of the United States. The Trust was formed in the United States.

Item 3. Source and Amount of Funds or Other Consideration.

        N/A

Item 4. Purpose of Transaction.

        For tax planning purposes, on December 7, 2004, Mr. Whitman (the grantor of the Irrevocable Trust) assigned 1,543,674 shares of Common Stock that he beneficially owns to the Irrevocable Trust, and his spouse, Barbara K. Whitman, assigned 195,300 shares of Common Stock that she beneficially owned to another irrevocable trust (referred to with the Irrevocable Trust as the "Irrevocable Trusts") whose grantor is Barbara K. Whitman. The Trustee is the sole trustee of the Irrevocable Trusts. The Whitmans, the Irrevocable Trusts and the Trustee did not receive or pay any consideration in connection with such transactions. Under the terms of certain Irrevocable Trust Agreements, Mr. Whitman and Mrs. Whitman have the right to acquire beneficial ownership of such securities within 60 days of those transfers.

        Mr. Whitman is Chairman of the Board of the Issuer.

        Trustee is the spouse of Laura B. Whitman, who is a director of the Issuer and the daughter of Mr. Whitman.

        As of the date of this Amendment to this Schedule 13D, the Reporting Persons have no plans or proposals which relate to, or would result in, any of the actions referred to in clauses (a) through (j) of

Item 4 of Schedule 13D, other than the distribution of the corpus of the Irrevocable Trust pursuant to the terms of the Irrevocable Trust Agreements within 60 days of the date of the assignment to the Irrevocable Trusts.

        The Reporting Persons meet the definition of a "group" for purposes of Section 13(d) of the Securities Act. This Schedule D has been filed by the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

        (a)   The Irrevocable Trust and the Trustee beneficially own 1,738,974 shares of Common Stock, which represents approximately 18.8% of the 9,240,801 shares of Common Stock outstanding on November 5, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended October 2, 2004, which was filed on November 16, 2004.

        (b)   Pursuant to the terms of the Irrevocable Trust Agreements, copies of which are filed as exhibits hereto, the Trustee has the sole authority to direct the disposition and voting of the shares of Common stock owned by the trusts.

        (c)   Other than the transaction described in Item 4 above, no transactions have been effected by any of the Reporting Persons during the past sixty days or since the filing of Amendment No. 1 to this Schedule 13D on March 9, 2004.

        (d)   The Irrevocable Trusts have the right to receive any dividends from, or proceeds from the sale of, the securities. The Trustee has the power to direct the receipt of the dividends from, or proceeds from the sale of, such securities.

  (e)
  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Pursuant to the terms of the Irrevocable Trust Agreements, the Trustee of the Irrevocable Trusts has the sole authority to direct to the disposition and voting of the shares of Common Stock owned by the Irrevocable Trusts. However, under the terms of those agreements, Mr. Whitman and Mrs. Whitman have the right to acquire beneficial ownership of such securities within 60 days of the transaction reported on this Schedule 13D.

Item 7. Material to be filed as Exhibits.

Exhibit 1
Irrevocable Trust Agreement, dated November 30, 2003, between William F. Whitman, Jr., as Grantor of the Trust, and Thomas C. Danziger, as Trustee of the Trust, incorporated by reference to Exhibit 1 to Schedule 13D filed by William F. Whitman, Jr. Declaration of Trust on December 23, 2003.
Exhibit 2
Irrevocable Trust Agreement, dated November 30, 2003, between Barbara K. Whitman, as Grantor of the Trust, and Thomas C. Danziger, as Trustee of the Trust, incorporated by reference to Exhibit 2 to Schedule 13D filed by William F. Whitman, Jr. Declaration of Trust on December 23, 2003.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 17, 2004

WHITMAN IRREVOCABLE TRUST
	By:	/s/ THOMAS C. DANZIGER Thomas C. Danziger, sole trustee
/s/ THOMAS C. DANZIGER THOMAS C. DANZIGER
ATTENTION:		INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (See 18 U.S.C. 1001).

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